UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-270

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the “Company”)

1. Date and Time: Friday, June 12, 2009, at 10:00 AM (Seoul Time)

2. Venue: Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-270 Korea

3. Agenda
<Agenda to be proposed for resolution>
Agendum	1. Appointment of Director 2. Approval of Amendment of Articles of Incorporation
Agendum 1: Appointment of Director
One person was nominated as follows:

Name	Major experience	Remarks and Tenure
Jong Gyu Hwang	Mungyung Monorail, Director (2007-present)
Member of the New York State Bar Association (2006-present)
E-Frontier, Counsel (2000-present)
Korea Monorail, Director (2006-2007)
Attorney General’s Office, MA (2005)
Ministry of Justice (Korea), Deputy Director (1995-2000)
The Korean Residents Union in Japan (1994-1995)
Boston University School of Law, L.L.M. (2005)
Kennedy School of Government, Harvard University, M.P.A. (2004)
	Tokyo University, L.L.B. (1994)	Outside Director
Agendum 2: Approval of Amendment of Articles of Incorporation
The proposed amendment and the reasons for the amendment are as follows:
•	Change of severance payment policy for directors of the Company:

The Company has decided not to make severance payments for directors.

•	Amendment of references to “Securities and Exchange Act” into references to “Commercial Code”:

The Securities and Exchange Act (“SEA”) was repealed as of February 4, 2009 and the matters previously regulated by the SEA are now regulated by the Financial Investment Services and Capital Markets Act which became effective as of the same date, and the Commercial Code. The Company proposes to amend all the Articles referring to the former “Securities and Exchange Act” by replacing such term with the “Commercial Code” as appropriate to reflect this change in legislation.

•	Amendment of Commercial Code:

The amendment reflects the recent amendments of the Commercial Code.

•	Amendment of removal of references to “the Act on Special Measures for the Promotion of Venture Businesses”:

The Company is not designated as a venture company any more.

•	Correction of a clerical mistake.

* Comparison between the Articles of Incorporation before and after amendments:

Before Amendment	After Amendment
Article 10. Preemptive Rights	Article 10. Preemptive Rights
<...omitted...>	<...omitted...>
‚ Notwithstanding Article 10.1 above, the Company may allocate new shares to persons other than shareholders pursuant to a resolution of the Board of Directors in the each of the following cases:	‚ Notwithstanding Article 10.1 above, the Company may allocate new shares to persons other than shareholders pursuant to a resolution of the Board of Directors in the each of the following cases:
<...omitted...>	<...omitted...>
8. Where new shares are offered or underwritten by any underwriter for offering for the purpose of listing on the exchange or registration with the association, of shares to the extent of not more than fifty-hundredth (50/100) of the total number of issued and outstanding shares following a capital increase following capital increase.

8. Where new shares are offered or underwritten by any underwriter for offering for the purpose of listing on the exchange, of shares to the extent of not more than fifty-hundredth (50/100) of the total number of issued and outstanding shares following a capital increase following capital increase.

<...omitted below...>	<...omitted below...>
Article 11. Stock Options	Article 11. Stock Options
 The Company may grant its directors and employees stock options of not more than fifty-hundredth (50/100) of the total issued and outstanding shares pursuant to Article 16-3 Paragraph (1) of the Act on Special Measures for the Promotion of Venture Businesses and Article 11-3 of Presidential Decree of the Act, upon a special resolution in the General Meeting of Shareholders. In such case, stock options to be granted by a resolution of the General Meeting of Shareholders may be linked to business performance objectives or related market indices.

 The Company may grant its officers and employees who have contributed, or have the ability to contribute to the incorporation, management, or technology innovation of the Company stock options of not more than ten-hundredth (10/100) of the total issued and outstanding shares, upon a special resolution in the General Meeting of Shareholders. In such case, stock options to be granted by a resolution of the General Meeting of Shareholders may be linked to business performance objectives or related market indices.

‚ The officers and employees who may be granted stock options are such persons who have contributed, or have the ability to contribute to the incorporation, management, overseas sales or technology innovation of the Company pursuant to Article 16-3, Paragraph (1), each Item of the Act on Special Measures for the Promotion of Venture Businesses and Article 11-3, Paragraph (4) and (5) of Presidential Decree of the Act; provided, that those who fall under any of the following may not be granted stock options:
‚ Notwithstanding Article 11.1 above, those who fall under any of the following may not be granted stock options:
1. Largest shareholder (defined in Article 54-5, Paragraph (4), Item 2 of the Securities and Exchange Act(“SEA”), hereinafter the same shall apply) and its specially related persons (defined in Article 10-3, Paragraph (2) of the Presidential Decree of SEA, hereinafter the same shall apply), except for such persons who have been regarded as specially related persons by becoming an officer of the Company (including an officer of the affiliate defined in Article 84-6, Paragraph (1) of the Presidential Decree of SEA) (for this purpose, an officer who is the non-standing officer of an affiliate shall not be deemed as specially related person of the Largest Shareholder);

1. Largest shareholder (defined in Article 542-8, Paragraph (2), Item 5 of the Commercial Code, hereinafter the same shall apply) and its specially related persons (defined in Article 13, Paragraph (4) of the Presidential Decree of the Commercial Code, hereinafter the same shall apply), except for such persons who have been regarded as specially related persons by becoming an officer of the Company (including an officer of the affiliate defined in Article 9, Paragraph (1) of the Presidential Decree of the Commercial Code) (for this purpose, an officer who is the non-standing officer of an affiliate shall not be deemed as specially related person of the Largest Shareholder);

Before Amendment	After Amendment
2. Major shareholders (defined in Article 188 of the SEA, hereinafter the same shall apply) and their specially related persons; except for such persons who have been regarded as specially related persons by becoming an officer of the Company (including an officer who is a non-standing officer of an affiliate); and

2. Major shareholders (defined in Article 542-8, Paragraph (2), Item 6 of the Commercial Code, hereinafter the same shall apply) and their specially related persons; except for such persons who have been regarded as specially related persons by becoming an officer of the Company (including an officer who is a non-standing officer of an affiliate); and

<...omitted below...>	<...omitted below...>
Article 17. Issuance of Convertible Bonds	Article 17. Issuance of Convertible Bonds
 In any of the following cases, the Company may issue convertible bonds to persons other than shareholders by a resolution of the Board of Directors to the extent that the aggregate par value amount of the convertible bonds shall not exceed KRW100 billion:

 In any of the following cases, the Company may issue convertible bonds to persons other than shareholders by a resolution of the Board of Directors to the extent that the aggregate par value amount of the convertible bonds shall not exceed KRW100 billion:

1. Where the Company issues convertible bonds by a general public offering;	1. Where the Company issues convertible bonds by a general public offering;
2. Where the Company issues convertible bonds for the purpose of soliciting foreign investment if it is necessary for management of the Company in accordance with the Foreign Investment Promotion Law;	2. Where the Company issues convertible bonds for the purpose of soliciting foreign investment if it is necessary for management of the Company in accordance with the Foreign Investment Promotion Law;
3. In case the Company issues convertible bonds to its affiliated companies to introduce technologies; and	3. In case the Company issues convertible bonds to its affiliated companies to introduce technologies; and
1. In case the Company issues convertible bonds to financial institutions in order to urgently raise funds;	4. In case the Company issues convertible bonds to financial institutions in order to urgently raise funds;
2. Deleted	(deleted)
<...omitted below...>	<...omitted below...>
Article 42. Remuneration and Severance Pay of Directors	Article 42. Remuneration of Directors
<...omitted...>	<...omitted...>
‚ Severance payments for directors shall be made in accordance with the Regulations on Severance Payment for Officers as adopted by a resolution of the General Meeting of Shareholders.	‚ Directors shall not receive any severance payments.
Article 44. Constitution of the Audit Committee	Article 44. Constitution of the Audit Committee
<...omitted...>	<...omitted...>
ƒ Persons who fall under each of items in Article 415-2, Paragraph (2) of the Commercial Code shall not constitute over one-third (1/3) of the Audit Committee members.	ƒ At least two-thirds (2/3) of the members of the Audit Committee shall be independent directors.
<...omitted below...>	<...omitted below...>
N/A	ADDENDUM
N/A	Article 1. These articles of incorporation shall take effect as of June 12, 2009.

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and publisher of online games. Gravity’s principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 38 countries and markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7801
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: 05/22/2009	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer